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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of August 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated August 24, 2000 re Wire One Technologies To Provide Professional Training and Certification Services for RADVision's V2oIP Product Family.



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                                                                          ITEM 1

For Immediate Release

Contacts:

David Landau                        Rick Eisenberg
(Media)                             (IR/Wire One)
Wire One Technologies, Inc.         Eisenberg Comm.
Tel:  703.368.8862, ext. 127        Tel:  212.595.3600
dlandau@wireoneinc.com              EisCom@aol.com

Karen Gurwitz                       David Seligman
Dir. Corp. Comm.                    CFO
RADVision, Inc.                     RADVision, Ltd.
Tel: 201.529.4300                   Tel: +972.3.645.5446
kgurwitz@radvision.com              Seligman@tlv.radvision.com

                        Wire One Technologies To Provide
                Professional Training and Certification Services
                      for RADVision's V2oIP Product Family

HILLSIDE, N.J. /MAHWAH, N.J., August 24, 2000 -- Wire One Technologies, Inc. (Nasdaq: WONE), a leading video applications service provider (Video-ASP), and RADVision (Nasdaq: RVSN), a leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP (Internet Protocol) networks, today announced they have entered into agreement whereby Wire One's Educational Services division will provide professional training and certification services to industry dealers, vendors and customers utilizing RADVision's Voice and Video over IP (V2oIP) network-based products and systems.

The training and certification programs, which will be available nationwide, will be aimed at maximizing familiarity, awareness and acceptance of RADVision's real-time voice and video communications over IP technologies, including those technologies expected to be utilized in Wire One's IP-based videoconferencing network scheduled for launch later this year.

"We are proud to offer our value-added support and network training services for our partner, RADVision," said Richard Reiss, President and CEO of Wire One Technologies. "As our new IP network comes closer to launch, we are committed to supporting users with respect to all applicable next-generation video solutions. Our partnership with RADVision combines superior product offerings with top-notch customer support and training."

Gene Wolf, President of RADVision, Inc., commented, "As the market's leading expert in real-time voice and video communications over IP networks, RADVision is committed to providing our customers with up-to-the-minute education and certification programs on the latest communications technologies. We are excited to be working with Wire One Technologies, already a leader in providing high quality, technical training services, in delivering benchmark educational standards to our industry and customers."

Mr. Wolf continued, "As we continue to expand the video communications over IP market, a thorough understanding of these technologies across the marketplace plays a critical role in quicker deployments, increased market share and increased customer acceptance and benefits."



                                     -more-

About Wire One Technologies, Inc.

Wire One Technologies, Inc. is one of the world's largest Video Application Service Providers (Video-ASPs), providing a full range of state-of-the-art video, voice and network communications solutions to commercial, federal and state government, medical, and education customers nationwide and across the globe. Among these solutions are comprehensive data transmission solutions, video streaming and webcasting services, and shortly, a global Internet Protocol
(IP)-based videoconferencing subscriber service, utilizing DSL access, offering substantially reduced transmission costs and dramatically improved quality of service (QoS). Wire One Technologies has sales and marketing agreements with Polycom, Inc., Cisco Systems, RADVision, VCON, PictureTel Corporation, VTEL
Corporation, Accord Telecommunications, Madge Networks, Sony Electronics, Lucent, Panasonic, Active Voice, AT&T, Sprint, Covad Communications, Exodus(R) Communications and Digital Island, Inc. The company is based in Hillside, New Jersey, with more than 25 offices nationwide. For more information, please log on to www.wireone.com.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, log on to www.radvision.com.

The statements contained herein, other than historical information, are or may be deemed to be forward-looking statements and involve factors, risks and uncertainties that may cause actual results in future periods to differ materially from such statements. These factors, risks and uncertainties include market acceptance and availability of new products; the non-binding and nonexclusive nature of reseller agreements with manufacturers; rapid technological change affecting products; the impact of competitive products and pricing, as well as competition from other resellers; possible delays in the shipment of new products; and the availability of sufficient financial resources to enable the two Companies to expand their operations and other risks detailed from time to time in the two Companies filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

Wire One is a U.S. registered trade mark belonging to Wire One Technologies, Inc. and may be registered in certain other jurisdictions. All rights reserved. All other trademarks recognized.

                                      # # #




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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: August 24, 2000